Amended

15026502

SECU_____SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
Amend **PART III**

RECEIVED MAR 0 4 2015

SEC FILE NUMBER
8- 36128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RFS Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 17th Street, Suite 1710

(No. and Street)

Denver   CO   80265

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Rogers   415-398-2727

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP

(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Stephen Rogers__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RFS Partners__ , as of __December 31__ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N|A__

Signature

__PRESIDENT__
Title

Subscribed and Affirmed before me in the county of __Denver__ , State of Colorado, this __25th__ day of __February__ , 20_15_ .

(Notary's official signature)

__December 11, 2018__
(Commission Expiration)

This report ** contains (check all applicable boxes):
- ☑ Facing Page.
- ☑ Statement of Financial Condition.
- ☑ Statement of Income (Loss).
- ☑ Statement of Changes in Financial Condition.
- ☑ Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ Computation of Net Capital.
- ☐ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
San Francisco, California

We have audited the accompanying financial statements of RFS Partners (a California Limited Partnership), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RFS Partners' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RFS Partners as of December 31, 2014, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of RFS Partners' financial statements. The supplemental information is the responsibility of RFS Partners' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RFS Partners

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/14 [99]
SEC FILE NO. 8-36128 [98]
Consolidated [ ] [198]
Unconsolidated [✓] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 36,963	[200]			$ 36,963	[750]
2. Receivables from brokers or dealers:						
A. Clearance account		[295]				
B. Other		[300]	$	[550]		[810]
3. Receivable from non-customers		[355]	12,961	[600]	12,961	[830]
4. Securities and spot commodities owned at market value:						
A. Exempted securities	89,452	[418]				
B. Debt securities		[419]				
C. Options		[420]				
D. Other securities		[424]				
E. Spot commodities		[430]			89,452	[850]
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		[440]		[610]		[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		[470]		[640]		[890]
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	1,503,821	[670]	1,503,821	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]		[680]		[920]
11. Other assets		[535]		[735]		[930]
12. TOTAL ASSETS	$ 126,415	[540]	$ 1,516,782	[740]	$ 1,643,197	[940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RFS Partners

as of _____ 12/31/14

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities

	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	200 [1205]	[1385]	200 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 200 [1230]	$ [1450]	$ 200 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	₁₅ $	[1770]
22. Partnership (limited partners)	₁₁ ($ [1020])	1,642,997 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	₁₆ (	) [1796]
24. TOTAL OWNERSHIP EQUITY	$	1,642,997 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	1,643,197 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RFS Partners   as of _____ 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ _____ 1,642,997 | 3480
2. Deduct ownership equity not allowable for Net Capital .... ▼19 (_____)| 3490
3. Total ownership equity qualified for Net Capital .... _____ 1,642,997 | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ | 3520
   B. Other (deductions) or allowable credits (List) .... _____ | 3525
5. Total capital and allowable subordinated liabilities .... $ _____ 1,642,997 | 3530
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ....▼17 $ _____ 1,516,782 | 3540
   B. Secured demand note delinquency .... _____ | 3590
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600
   D. Other deductions and/or charges .... _____ | 3610   (_____ 1,516,782)| 3620
7. Other additions and/or allowable credits (List) .... _____ | 3630
8. Net capital before haircuts on securities positions .... ▼20 $ _____ 126,215 | 3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ....$ _____ | 3660
   B. Subordinated securities borrowings .... _____ | 3670
   C. Trading and investment securities:
      1. Exempted securities ....▼18 _____ 1,789 | 3735
      2. Debt securities .... _____ | 3733
      3. Options .... _____ | 3730
      4. Other securities .... _____ | 3734
   D. Undue Concentration .... _____ | 3650
   E. Other (List) .... _____ | 3736   (_____)| 3740

10. Net Capital .... $ _____ 124,426 | 3750

OMIT PENNIES

The net capital as reported in the Company's unaudited focus report agrees with the audited net capital reported above.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RFS Partners   as of _____ 12/31/14

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 13	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 119,426	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂	$ 118,426	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 200	3790
17. Add:			
A. Drafts for immediate credit ....₂₁ $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$	3810		
C. Other unrecorded amounts (List) ....$	3820	$	3830
18. Total aggregate indebtedness		$ 200	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 0.16%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% 0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....₂₃	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RFS Partners

For the period (MMDDYY) from __010114__ 3932 to __123114__ 3933
Number of months included in this statement __12__ 3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ 3935
   b. Commissions on listed option transactions .... 25 _____ 3938
   c. All other securities commissions .... _____ 3939
   d. Total securities commissions .... _____ 3940
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ 3945
   b. From all other trading .... _____ 3949
   c. Total gain (loss) .... _____ 3950
3. Gains or losses on firm securities investment accounts .... _____ 3952
4. Profit (loss) from underwriting and selling groups .... 26 _____ 3955
5. Revenue from sale of investment company shares 174,289 3970
6. Commodities revenue .... _____ 3990
7. Fees for account supervision, investment advisory and administrative services .... _____ 3975
8. Other revenue 142,166 3995
9. Total revenue .... $ 316,455 4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ 4120
11. Other employee compensation and benefits .... _____ 4115
12. Commissions paid to other broker-dealers .... _____ 4140
13. Interest expense .... _____ 4075
    a. Includes interest on accounts subject to subordination agreements .... _____ 4070
14. Regulatory fees and expenses 21,296 4195
15. Other expenses 96,097 4100
16. Total expenses .... $ 117,393 4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 199,062 4210
18. Provision for Federal income taxes (for parent only) .... 28 _____ 4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ 4222
    a. After Federal income taxes of .... _____ 4338
20. Extraordinary gains (losses) .... _____ 4224
    a. After Federal income taxes of .... _____ 4239
21. Cumulative effect of changes in accounting principles .... _____ 4225
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 199,062 4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ 4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RFS Partners

For the period (MMDDYY) from _____ 010114 _ to _____ 123114

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 1,446,337	4240
A. Net income (loss)	199,062	4250
B. Additions (Includes non-conforming capital of ......29 $ _____ [4262])	107,330	4260
C. Deductions (Includes non-conforming capital of .... $ _____ [4272])	109,732	4270
2. Balance, end of period (From item 1800)	$ 1,642,997	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ......30 $		4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RFS Partners	as of	12/31/14

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... x 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

RFS PARTNERS

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

INCREASE (DECREASE) IN CASH

Cash flows from operating activities	
Cash received from Funds and others	$ 179,362
Cash paid to suppliers and others	(122,797)
Net cash provided by operating activities	56,565
Cash flows from investing activities	
Increase in short-term investments	(24,353)
Net cash provided by investing activities	(24,353)
Cash flows from financing activities	
Distributions of partners' capital	(109,732)
Contributions of partners' capital	107,330
Net cash used in financing activities	(2,402)
Net increase in cash	29,810
Cash	
Beginning of year	7,153
End of year	$ 36,963

**RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES**

Net income	$ 199,062
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(531)
Increase in accounts payable	200
Change in unrealized appreciation of investment	(142,166)
Net cash provided by operating activities	$ 56,565

RFS PARTNERS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) RFS Partners (the *"Company"*) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds.

(B) To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(C) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(D) INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

(E) SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements.

(F) FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

RFS PARTNERS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Assets	Level 1	Level 2	Level 3
Mutual Funds	$89,452	$ -	$ -
Partnership Interest	-	-	1,503,821
	$89,452	$ -	$1,503,821

There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2014.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

Description	Investment in Securities
Balance as of December 31, 2013	$1,361,655
Increase in value of partnership interest	142,166
Balance as of December 31, 2014	$ 1,503,821

The Company's investments that are categorized as Level 3 were valued utilizing third-party pricing information without adjustment. Such valuations are based on unobservable inputs.

(G) OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(H) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS – (Continued)

(1) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds, from which the Company receives most of its revenue.

December 31, 2014

(2) INVESTMENTS

At December 31, 2014 investments consisted of the following:

	Fair Value
Mutual Funds	$ 89,452
Partnership Interest	1,503,821
	$1,593,273

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $124,426, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0%.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
San Francisco, California

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report, in which (1) RFS Partners identified the following provisions of 17 C.F.R. §15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. §240.15c3-3(k):(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the most recent fiscal year without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2015

RFS Partners's Exemption Report

RFS Partners (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k) (1)*

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

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[1] Where a broker-dealer's 2014 or 2015 fiscal year begins prior to June 1, 2014, the broker-dealer's Exemption Report may cover the portion of its fiscal year beginning on or after June 1, 2014. However, the broker-dealer may elect to have its Exemption Report cover the entire fiscal year.

____RFS Partners____
[Name of Company]

I,Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

President

February 24, 2015
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